SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_________________________________________

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

SEADRILL PARTNERS LLC
(Name of Issuer)

Common Units Representing Limited Liability Company Interests
(Title of Class of Securities)

Y7545W 109
(CUSIP Number)

Seadrill Limited P.O. Box HM 1593 Par-la-Ville Place, 4th Floor 14 Par-la-Ville Road Hamilton HM 08 Bermuda (441) 295-6935 (telephone number)

with a copy to: Gary J. Wolfe Seward & Kissel LLP One Battery Park Plaza New York, NY 10004 (212) 574-1500 (telephone number)
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 24, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  [_]

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Name of Reporting Person
Seadrill Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Bermuda

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 26,275,750 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 26,275,750 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		34.9%**

14	Type of Reporting Person		CO

*           Seadrill Limited also beneficially owns 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights representing the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 75,278,250 common units outstanding as of September 29, 2014.

1	Name of Reporting Person
Hemen Holding Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Cyprus

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 26,275,750 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 26,275,750 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		34.9%**

14	Type of Reporting Person		HC

*           Hemen Holding Limited is the principal shareholder of Seadrill Limited, and is indirectly controlled by trusts established by John Fredriksen, Chairman of the Board of Directors of Seadrill Limited, for the benefit of his immediate family (the "Trusts"), and may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company  interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 75,278,250 common units outstanding as of September 29, 2014.

1	Name of Reporting Person
Greenwich Holdings Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Cyprus

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 26,275,750 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 26,275,750 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		34.9%**

14	Type of Reporting Person		HC

*           Greenwich Holdings Limited, which is indirectly controlled by the Trusts, may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Operating Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

 **           Calculation of percentage is based on a total of 75,278,250 common units outstanding as of September 29, 2014.

1	Name of Reporting Person
C.K. Limited

2	Check the appropriate box if a member of a group*		(a) [x]
(b) [_]

3	SEC use only

4	Source of Funds		OO

5	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)		[_]

6	Citizenship or Place of Organization		Jersey

	7	Sole Voting Power: 0

Number of Shares Beneficially
	8	Shared Voting Power: 26,275,750 common units*

Owned by Each Reporting
	9	Sole Dispositive Power: 0

Person With
	10	Shared Dispositive Power: 26,275,750 common units*

11	Aggregate Amount Beneficially Owned by each Reporting Person: 26,275,750 common units*

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares		[_]

13	Percent of Class Represented by Amount in Row (11)		34.9%**

14	Type of Reporting Person		OO

*           C.K. Limited, which is the trustee of the Trusts, may also be deemed to beneficially own 16,543,350 subordinated units representing limited liability company interests in Seadrill Partners LLC, which may be converted into common units on a one-for-one basis (or, in certain circumstances, at a ratio that may be less than one-to-one) at the times set forth in, and subject to the terms and conditions of, the First Amended and Restated Limited Liability Company Agreement of Seadrill Partners LLC.  The Reporting Person is also the indirect beneficial owner of a non-economic Seadrill Member Interest and the incentive distribution rights the right to receive increasing percentages of the cash distributed by Seadrill Partners LLC in excess of $0.4456 per common unit and subordinated unit per quarter, each of which is owned of record by Seadrill Member LLC, a wholly-owned subsidiary of Seadrill Limited.

**           Calculation of percentage is based on a total of 75,278,250 common units outstanding as of September 29, 2014.

SCHEDULE 13D

The reporting persons named in Item 2 below are hereby jointly filing this Schedule 13D (this "Statement") because, due to certain affiliations and relationships among the reporting persons, such reporting persons may be deemed to beneficially own some or all of the same securities directly or indirectly acquired from the Company (defined below) by one or more of the reporting persons. In accordance with Rule 13d-1(k)(1)(iii) promulgated pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the reporting persons named in Item 2 below have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit A.

Item 1.  Security and Issuer.

This Statement is being filed with respect to the common units representing limited liability company interests (each, a "Common Unit") of Seadrill Partners LLC (the "Company"). The address of the principal executive offices of the Company is:

Building 11, 2nd Floor
Chiswick Business Park
566 Chiswick High Road, London, W4 5YS
United Kingdom

Item 2.  Identity and Background

This Statement is being filed on behalf of: (i) Seadrill Limited, a Bermuda company; (ii) Hemen Holding Limited, a Cyprus holding company ("Hemen"); (iii) Greenwich Holdings Limited, a Cyprus holding company ("Greenwich"); and (iv) C.K. Limited, a Jersey company ("C.K. Limited") (collectively, the "Reporting Persons").

The total Common Units reported as beneficially owned by each of Hemen, Greenwich and C.K. Limited include the Common Units reported as beneficially owned by Seadrill Limited.  As of the date of this Amendment No. 4 to Schedule 13D, Hemen and another related company beneficially owned 115,097,583 common shares of Seadrill Limited, representing approximately 23.3% of the common shares of Seadrill Limited outstanding.  On April 18, 2013, the Trusts bought in market transactions 2,015,790 call options of Seadrill Limited with a strike price of $39.6867 and maturity January 2015, for a price of $1.0678 per option.  In addition, as of February 24, 2014, Hemen is party to separate total return swap agreements relating to 3,900,000 of Seadrill Limited's common shares.  Greenwich is the sole shareholder of Hemen.  As such, Hemen and Greenwich may be deemed to share beneficial ownership of the Common Units beneficially owned by Seadrill Limited, but disclaim such beneficial ownership to the extent such beneficial ownership exceeds their pecuniary interest.  Mr. John Fredriksen, Chairman of the Board of Directors of Seadrill Limited, may be deemed indirectly to have influence over Hemen and Greenwich the shares of which are controlled by the Trusts established by Mr. Fredriksen for the benefit of his immediate family.  C.K. Limited is the trustee of the Trusts.  The beneficiaries of the Trusts are certain members of Mr. Fredriksen's family.

(a., b., c. and f.) (i) The address of the principal business and principal office of Seadrill Limited is Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda.  Seadrill Limited is an offshore drilling contractor providing worldwide offshore drilling services to the oil and gas industry. Its primary business is the ownership and operation of jack-up rigs, tender rigs, semi-submersible rigs and drillships for operations in shallow, mid and deepwater areas, and in benign and harsh environments.

Name	Position	Principal Address/Other Positions/Citizenship

John Fredriksen	President, Director and Chairman of the Board
Mr. Fredriksen's principal business address is c/o Seatankers Management Co. Ltd., P.O. Box 53562 CY3399, Limassol Cyprus.  Mr. Fredriksen is also Chairman, President, Chief Executive Officer and a director of Frontline Ltd., a Bermuda company listed on the NYSE, the Oslo Stock Exchange and the London Stock Exchange; Chairman of the Board, President and a director of Golar LNG Limited, a Bermuda company listed on the Nasdaq Global Market; and Chairman of the Board, President, CEO and a director of Golden Ocean Group, a Bermuda company publicly listed on the Oslo Stock Exchange and on the Singapore Exchange.  Mr. Fredriksen is a citizen of Cyprus.

Kate Blankenship	Director
Ms. Blankenship's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda.  Ms. Blankenship also serves as a Director of the Company, Golar LNG Partners, Golar LNG Limited, Archer Limited, Frontline Ltd., Golden Ocean Group Limited and Independent Tankers Corporation Limited. Ms. Blankenship is a citizen of the United Kingdom.

Carl Erik Steen	Director	Mr. Steen's principal business address is c/o Seadrill Limited, 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Mr. Steen is a Norwegian citizen.
Katherine Fredriksen	Director
Ms. Fredriksen's principal business address is c/o Frontline Ltd., 4th Floor, Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton HM08, Bermuda. Ms. Fredriksen also serves as a director of Frontline Ltd. and Independent Tankers Corporation.  Ms. Fredriksen is a citizen of Norway.

Bert Bekker	Director
Mr. Bekker's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.  Mr. Bekker also serves as a director of Wilh. Wilhelmsen Netherlands B.V., part of the Wilh. Wilhelmsen ASA Group. Mr. Bekker is a citizen of the Netherlands.

Paul Leand	Director
Mr. Leand's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom. Mr Leand also serves as a director of AMA Capital Partners LLC, Ship Finance International Ltd., Golar LNG Partners and North Atlantic Drilling Ltd. Mr. Leand is a citizen of the United States of America.

Per Wullf	Chief Executive Officer of Seadrill Management and Principal Executive Officer of Seadrill Limited.
Mr. Wullf's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.  Mr. Wullf is a Danish citizen.

Rune Magnus Lundetrae	Chief Financial Officer of Seadrill Management and Principal Financial Officer of Seadrill Limited.
Mr. Lundetrae's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.  Mr. Lundetrae is a Norwegian citizen.

David Sneddon	Chief Accounting Officer of Seadrill Management and Principal Financial Officer of Seadrill Limited.
Mr. Sneddon's principal business address is c/o Seadrill Management Ltd., Building 11, 2nd Floor, Chiswick Business Park, 566 Chiswick High Road, London, W4 5YS, United Kingdom.  Mr. Sneddon is a citizen of the United Kingdom.

(ii) The address of Hemen's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Hemen's director is set forth below. Hemen does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iii) The address of Greenwich's principal place of business is P.O. Box 53562, CY3399 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of Greenwich's director is set forth below. Greenwich does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.

(iv) The address of C.K. Limited's principal place of business is 13 Castle Street, St Helier, Jersey JE4 5UT. The principal business of C.K. Limited is acting as trustee of the Trust. The name, citizenship, present principal occupation and the name, principal business and address of any corporation or other organization in which such employment is conducted of each director is set forth below. C.K. Limited does not have any executive officers.

Name	Position	Principal Address/Other Positions/Citizenship

Demetrios Antoniou Hannas	Director	Mr. Hannas' principal business address is Deana Beach Apartments, Block 1, 4th Floor, Promachon Eleftherias Street, Ayios Athanasios, CY - 4103 Limassol, Cyprus. Mr. Hannas is a citizen of Cyprus.
Chris Bunt	Director	Mr. Bunt's principal business address 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Bunt is a citizen of Jersey.
Charles Guy Malet de Carteret	Director	Mr. Carteret's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Carteret is a citizen of Jersey.
Simon Paul Alan Brewer	Director	Mr. Brewer's principal business address is 13 Castle Street, St Helier, Jersey JE4 5UT. Mr. Brewer is a citizen of Jersey.

(d. and e.) To the best knowledge of the Reporting Persons, none of the entities or persons identified in this Item 2, has, during the past five years, been convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Sources and Amount of Funds or Other Consideration

On June 28, 2012, in connection with its formation, the Company issued to (a) to Seadrill Member, LLC a 2% limited liability company interest in the Company for $20.00 and (b) to Seadrill Limited, a 98% limited liability company interest in the Company for $980.00 in an offering exempt from registration under Section 4(2) of the Securities Act.  In connection with the closing of the initial public offering of the Company's Common Units (the "IPO"), the Company entered into a contribution and sale agreement dated October 22, 2012 with Seadrill Limited and certain of its subsidiaries (the "Contribution Agreement") that effected the organizational structuring relating to the IPO. Pursuant to the Contribution Agreement, on October 24, 2012, the Company redeemed these limited liability company interests and issued to (i) Seadrill Limited (A) 16,065,025 Common Units and (B) 16,543,350 subordinated units representing limited liability company interests ("Sub Units"), collectively representing a 78.8% limited liability company interest in the Company; and (ii) to Seadrill Member LLC, (A) the incentive distribution rights representing the right to receive increasing percentages of the cash distributed by the Company in excess of $0.4456 per common unit and subordinated unit per quarter and (B) the Seadrill Member Interest, representing a non-economic limited liability company interest to Seadrill Member LLC, a wholly owned subsidiary of Seadrill Limited.  On October 24, 2012, the Company sold 10,062,500 Common Units in the IPO, including 1,312,500 Common Units that were redeemed from Seadrill Limited upon the full exercise of the option which Company granted to the underwriters to purchase additional Common Units.  Following the closing of the offering,  Seadrill Limited owned 14,752,525 Common Units and 16,543,350 Sub Units, collectively representing a 75.7% limited liability company interest in the Company.  The Common Units were registered under the Exchange Act on October 18, 2012.

On October 18, 2013, pursuant to the terms and subject to the conditions of the Purchase and Sale Agreement dated October 11, 2013, among Seadrill Limited, the Company and Seadrill Partners Operating LLC (the "Purchase and Sale Agreement"), the Company purchased the tender rig T-16 from Seadrill Limited in exchange for 3,310,622 unregistered common units of the Company.  No other consideration was paid in connection with issuance of these securities.

On December 9, 2013, in connection with a public offering of Common Units that closed on the same date, Seadrill Limited purchased directly from the Company in a concurrent private placement transaction 3,394,916 Common Units for $100,150,022, or $29.50 per Common Unit (the public offering price), pursuant to a Unit Purchase Agreement dated December 3, 2013 (the "Unit Purchase Agreement").  The cash consideration paid for these Common Units represented working capital of Seadrill Limited.

On March 17, 2014, in connection with a public offering of Common Units that closed on the same date, Seadrill Limited purchased directly from the Company in a concurrent private placement transaction 1,633,987 Common Units for $50,000,002.20, or $30.60 per Common Unit (the public offering price), pursuant to a Unit Purchase Agreement dated March 12, 2014 (the "Second Unit Purchase Agreement").  The cash consideration paid for these Common Units represented working capital of Seadrill Limited.

On June 24, 2014, in connection with a public offering of Common Units that closed on the same date, Seadrill Limited purchased directly from the Company in a concurrent private placement transaction 3,183,700 Common Units for $100,000,017, or $31.41 per Common Unit (the public offering price), pursuant to a Unit Purchase Agreement dated June 18, 2014 (the "Third Unit Purchase Agreement").  The cash consideration paid for these Common Units represented working capital of Seadrill Limited.

Item 4.  Purpose of Transaction

The information contained in Item 3 above is incorporated herein by reference.

Seadrill Limited acquired the Common Units and the Sub Units that it owned as of the date of this Schedule 13D for investment purposes and in order to effect the IPO.  The Reporting Persons at any time and from time to time may acquire additional Common Units or dispose of any or all of Common Units they own depending upon an ongoing evaluation of the investment in the Common Units, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.

The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D.  The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) The aggregate number and percentage of shares of Common Units beneficially owned by the Reporting Persons (based on a total of 75,278,250 common units outstanding as of  September 29, 2014) are as follows:

Seadrill Limited

a)	Amount beneficially owned: 26,275,750		Percentage: 34.9%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 26,275,750
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 26,275,750

Hemen

a)	Amount beneficially owned: 26,275,750		Percentage: 34.9%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 26,275,750
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 26,275,750

Greenwich

a)	Amount beneficially owned: 26,275,750		Percentage: 34.9%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 26,275,750
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 26,275,750

C.K. Limited

a)	Amount beneficially owned: 26,275,750		Percentage: 34.9%
b)	Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote: 0
	ii.	Shared power to vote or to direct the vote: 26,275,750
	iii.	Sole power to dispose or to direct the disposition of: 0
	iv.	Shared power to dispose or to direct the disposition of: 26,275,750

(c.) To the best knowledge of the Reporting Persons, no transactions were affected by the persons enumerated in Item 2 during the past 60 days other than the transactions described herein.

(d.) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any of the Common Units beneficially owned by the Reporting Persons.

(e.) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Operating Agreement

Under the First Amended and Restated Operating Agreement of the Company, dated October 24, 2012, the Company agreed to register for resale under the Securities Act of 1933, as amended, and applicable state securities laws any Common Units, Sub Units or other limited liability company interests proposed to be sold by Seadrill Member LLC or any of its affiliates (including Seadrill Limited) or their assignees if an exemption from the registration requirements is not otherwise available or advisable. These registration rights continue for two years following any withdrawal or removal of Seadrill Member LLC as the Seadrill Member of the Company.  The Company is obligated to pay all expenses incidental to the registration, excluding underwriting discounts and commissions.

Under the Operating Agreement, if, at any time, the Seadrill Member and its affiliates own more than 80% of the Common Units and Sub Units then outstanding, the Seadrill Member has the right, but not the obligation, to purchase all, but not less than all, of the remaining Common Units at a price equal to the greater of (1) the average of the daily closing prices of the Common Units over the consecutive twenty trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest price paid by the Seadrill Member or any of its affiliates for Common Units during the ninety-day period preceding the date such notice is first mailed.

Purchase and Sale Agreement

Pursuant to the terms and subject to the conditions of the Purchase and Sale Agreement, Seadrill Limited agreed to sell its subsidiary that owns the tender rig T-16 to the Company for a total purchase price of $200 million, less approximately $93 million of debt outstanding under the credit facility secured by the T-16.  On October 18, 2013, Seadrill Limited was issued $107 million of unregistered common units of the Company, or 3,310,622 common units, at a price which was based on the ten-day volume weighted average closing price ending on October 10, 2013 for the Company's common units, or $32.29 per unit.

Unit Purchase Agreement

Pursuant to the terms and subject to the conditions of the Unit Purchase Agreement, Seadrill Limited purchased directly from the Company in a concurrent private placement transaction 3,394,916 Common Units for $100,150,022 on December 9, 2013.  The Unit Purchase Agreement is attached hereto as Exhibit D.

Second Unit Purchase Agreement

Pursuant to the terms and subject to the conditions of the Second Unit Purchase Agreement, Seadrill Limited purchased directly from the Company in a concurrent private placement transaction 1,633,987 Common Units for $50,000,002.20 on March 17, 2014.  The Second Unit Purchase Agreement is attached hereto as Exhibit E.

Third Unit Purchase Agreement

Pursuant to the terms and subject to the conditions of the Third Unit Purchase Agreement, Seadrill Limited purchased directly from the Company in a concurrent private placement transaction 3,183,700 Common Units for $100,000,017 on June 24, 2014.  The Third Unit Purchase Agreement is attached hereto as Exhibit F.

Item 7.  Material to be Filed as Exhibits.

Exhibit A	Joint Filing Agreement.
Exhibit B	First Amended and Restated Operating Agreement of Seadrill Partners LLC, dated as of October 24, 2012 *
Exhibit C	Purchase and Sale Agreement, dated October 11, 2013, among Seadrill Limited and Seadrill Partners LLC and Seadrill Partners Operating LLC *
Exhibit D	Unit Purchase Agreement, dated December 3, 2013, between Seadrill Limited and Seadrill Partners LLC **
Exhibit E	Second Unit Purchase Agreement, dated March 12, 2014, between Seadrill Limited and Seadrill Partners LLC ***
Exhibit F	Third Unit Purchase Agreement, dated June 18, 2014, between Seadrill Limited and Seadrill Partners LLC****

*	Previously filed.
**	Incorporated by reference from Exhibit 10.1 of the Company's Form 6-K dated December 9, 2013.
***	Incorporated by reference from Exhibit 10.1 of the Company's Form 6-K dated March 17, 2014.
****	Incorporated by reference from Exhibit 10.1 of the Company's Form 6-K dated June 24, 2014.

SIGNATURES

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 9, 2014

SEADRILL LIMITED

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management
(Principal Executive Officer)

HEMEN HOLDING LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

Exhibit A

JOINT FILING AGREEMENT

The undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Amendment No. 4 to Schedule 13D with respect to the securities of Seadrill Partners LLC to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Amendment No. 4 Schedule 13D jointly on behalf of each such party.

October 9, 2014

SEADRILL LIMITED

By:	/s/ Per Wullf
Name:	Per Wullf
Title:	Chief Executive Officer of Seadrill Management
(Principal Executive Officer)

HEMEN HOLDING LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

GREENWICH HOLDINGS LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

C.K. LIMITED

By:	/s/ Demetrious Antoniou Hannas
Name:	Demetrious Antoniou Hannas
Title:	Director

SK 25542 0001 6101290 v4